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SECU 13025152 SSION

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SEC
Mail Processing
Section
MAY 30 2013
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canaccord Genuity Wealth Management (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22nd Floor - 609 Granville Street
(No. and Street)

Vancouver (City) BC (State) V7Y 1H2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don MacFayden 617-788-1518 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street (Address) Vancouver (City) BC (State) V7Y 1C7 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP
6/5/13

OATH OR AFFIRMATION

I, Don MacFayden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canaccord Wealth Management (USA) Inc., as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

Martin Lachlan MacLachlan
A commissioner for taking affidavits in and for the courts in Ontario
Notary Public for Ontario
My commission does not expire
3000 - 161 Bay Street
Toronto, Ontario M5J 2S1
(416) 867-6078

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition
[Expressed in U.S. dollars]

Canaccord Wealth Management (USA) Inc.

March 31, 2013

ERNST & YOUNG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Canaccord Wealth Management (USA) Inc.

We have audited the accompanying statement of financial condition of **Canaccord Wealth Management (USA) Inc.** [the "Company"] as of March 31, 2013, and the related notes to the statement of financial condition.

Management's responsibility for the financial statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Canaccord Wealth Management (USA) Inc.** at March 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Vancouver, Canada,
May 27, 2013.

Chartered Accountants

Canaccord Wealth Management (USA) Inc.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at March 31

	2013
	$
ASSETS	
Cash	1,405,242
Deposit with clearing broker *[note 5]*	959,991
Prepaid expenses	41,414
Due from affiliated companies *[note 6]*	9,758,895
Note receivable from ultimate parent *[note 6]*	488,967
	12,654,509
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable	177,960
Accrued expenses	26,019
Total liabilities	203,979
Stockholder's equity	
Capital stock	
Authorized	
1,250 Class A common shares, without par value	
Issued and outstanding	
702 Class A common shares	175,500
Additional paid-in capital	617,846
Retained earnings	11,657,184
Total stockholder's equity	12,450,530
	12,654,509

See accompanying notes

NOTES TO STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

March 31, 2013

1. INCORPORATION AND CORPORATE ACTIVITIES

Canaccord Wealth Management (USA) Inc. [the "Company"] is an introducing broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority ["FINRA"] and the Securities Investor Protection Corporation. The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients through Pershing LLC. Accordingly, the Company does not handle nor hold any client monies and securities or perform custodial functions relating to client accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements. Actual results could differ from those estimates.

Income taxes

The Company is included in the consolidated federal income tax return filed by Canaccord Adams Financial Group Inc. The Company's effective federal and state income tax rate of 36.75% is based on calculations pursuant to the tax sharing arrangement amongst the US consolidated group members, and is payable via the intercompany accounts through periodic cash settlements. The federal income taxes are calculated as if the Company filed a separate federal income tax return. The tax sharing arrangement among the companies within the U.S. consolidated group provides that profitable entities such as the Company pay through the intercompany accounts the Company's separate federal income tax liability, to other members of the U.S. consolidated group. The Company joins in the filing of combined state returns with other members of the U.S. consolidated group.

The amount of current taxes payable is recognized as at the date of the financial statements, utilizing currently enacted tax rates and laws.

The Company has adopted Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 740-10, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using substantively enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

As a result of the implementation of FASB ASC 740-10-50, *Accounting for Uncertainty in Income Taxes*, the Company did not recognize a liability for unrecognized tax benefits.

Translation of foreign currencies

The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect as at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at historical rates.

Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.

[Expressed in U.S. dollars]

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

As at March 31, 2013, the valuation of the Company's financial assets and liabilities measured at fair value meet the definition of Level 1 inputs.

3. STANDARDS ISSUED BUT NOT YET EFFECTIVE

Accounting Standards Update ["ASU"] No. 2013-03, Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities

In February 2013, the FASB issued ASU No. 2013-03 *Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities*, which clarifies that the requirement to disclose "the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety [Level 1, 2, or 3]" does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial condition but for which fair value is disclosed. The Company adopted ASU 2013-03 on February 7, 2013, the date of the ASU's issuance. There was no material impact on the Company's financial statements as a result of adopting the ASU.

ASU No. 2011-11, and 2013-01, Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU No. 2011-11, *Disclosure about Offsetting Assets and Liabilities* ["ASU 2011-11"], which requires entities to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial condition. The amendments in this update are effective for annual periods beginning on or after January 1, 2013. Adoption is not expected to have a material impact on the Company's financial statements.

[Expressed in U.S. dollars]

ASU No. 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities

In January 2013, FASB issued ASU No. 2013-01 - *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* ["ASU 2013-01"]. The main objective of ASU 2013-01 is to address implementation issues about the scope of ASU No. 2011-11, which requires new disclosures about balance sheet offsetting and related arrangements. For derivative financial assets and liabilities, the amendments require disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to offsetting requirements but not offset in the balance sheet. ASU 2013-01 clarifies that the scope of ASU 2011-11 applies to derivatives, including embedded bifurcated derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are offset in accordance with applicable accounting literature or subject to an enforceable master netting arrangement or similar agreement. This guidance is effective for annual reporting periods beginning on or after January 1, 2013 and is to be applied retrospectively. This guidance does not amend the existing guidance on when it is appropriate to offset, and since these amended principles require only additional disclosures, the adoption of ASU 2011-11 will not affect the Company's financial condition, results of operations or cash flows.

ASU No. 2012-04, Technical Corrections and Improvements

In October 2012, the FASB issued Accounting Standards Update 2012-04 ["ASU 2012-04"], *Technical Corrections and Improvements*. The amendments in this update cover a wide range of topics and include technical corrections and improvements to the Accounting Standards Codification. The amendments in ASU 2012-04 will be effective for reporting periods beginning after December 15, 2012. This update is not expected to have a material impact on the Company's results of operations or financial position.

4. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, deposit with clearing broker, note receivable from ultimate parent, due from/to affiliated companies, accounts payable and accrued expenses. The fair value of these financial instruments approximates their carrying value. It is management's opinion that the Company is not exposed to significant interest rate, currency or credit default risks arising from these financial instruments.

[Expressed in U.S. dollars]

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is maintained by the Company's overall credit risk management framework, including monitoring credit exposures limiting transactions with specific counterparties and assessing the credit worthiness of counterparties.

There is a concentration of credit risk as an amount due from an affiliated company represents 77% of assets as at March 31, 2013 *[note 6]*.

5. DEPOSIT WITH CLEARING BROKER

Under the terms of the fully disclosed clearing agreement with Pershing LLC, the Company is required to maintain a clearing deposit. The clearing deposit was $959,991 at March 31, 2013.

6. RELATED PARTY TRANSACTIONS

The Company has a clearing arrangement with CGC [broker subsidiary of ultimate parent], which is a member of the Investment Industry Regulatory Organization of Canada, for the purposes of clearing certain trades in foreign securities.

As at March 31, 2013, $5,324 was receivable from CGC related to commission on trades cleared by CGC.

Included in due from affiliated companies are amounts owing from Canaccord Adams (Delaware) Inc. ["CADI"], for long-term advances less amounts due to it from the use of its tax losses in the current year:

	$
Promissory note and loan principal value	9,700,000
Accrued interest	1,509,041
Tax loss repayments	(3,295,948)
Total due from CADI	7,913,093

[Expressed in U.S. dollars]

Included in due from affiliated companies are amounts owing from CADI in the form of promissory notes with no stated terms of repayment. The principal balance as at March 31, 2013 is $9,700,000. Subsequent to an agreement between the parties dated February 28, 2010, these notes bear no further interest effective as at that date.

Included in due from affiliated companies are amounts owing from Canaccord Adams Financial Group Inc. ["CAFGI"] for long-term advances less amounts due to it from the use of its tax losses in 2012:

	$
Promissory note principal value	2,000,000
Tax loss repayments	(159,522)
Total due from CAFGI	1,840,478

Included in due from affiliated companies are amounts owing from CAFGI in the form of promissory notes with no stated terms of repayment. The principal balance as at March 31, 2013 is $2,000,000. These notes are not interest bearing.

The Company executed a loan agreement with its ultimate parent on September 27, 2001. The balance of the note receivable as of March 31, 2013 is $488,967. The loan earns interest at the U.S. prime rate less 2.5%, calculated monthly. The loan is unsecured and is due on demand.

7. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing LLC, the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At March 31, 2013, the total amount of customer balances maintained by its clearing broker subject to such indemnification was nil. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company has not accrued for contingencies as at year-end.

NOTES TO STATEMENT OF FINANCIAL CONDITION
[Expressed in U.S. dollars]

March 31, 2013

8. REGULATORY NET CAPITAL REQUIREMENT

As a registered introducing broker-dealer, the Company is subject to the net capital rule of the SEC [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $50,000. At March 31, 2013, the Company had net capital of $2,161,254 which was $2,111,254 in excess of the required net capital of $50,000.

9. SUBSEQUENT EVENT

Effective May 1, 2013, the Company changed its name from Canaccord Wealth Management (USA) Inc. to Canaccord Genuity Wealth Management (USA) Inc.